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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N-8F

This form may be filed by an investment company (“fund”) that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 (“Act”), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1.	To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1[17 CFR 270.8f-1]:

(a)	The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund (“Merger”);

(b)	The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs (“Liquidation”);

(c)	The fund qualifies for an exclusion from the definition of “investment company” under section 3(c)(1) or section 3(c)(7) of the Act (“Abandonment of Registration”); or

(d)	The fund has become a business development company (“Business Development Company”).

2.	If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3.	This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4.	Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.	No fee is required to submit this form or any amendments.

6.	Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274.101].

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. Section 3507. Responses to this collection of information will not be kept confidential.

SEC 1691 (5-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: The Galaxy Fund

3.	Securities and Exchange Commission File No.: 811-04636

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒    Initial Application    ☐     Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code): One Financial Center, Boston, MA 02111

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Mary Jo Reilly, Esq., Drinker Biddle & Reath LLP, One Logan Square, 18th & Cherry Streets, Philadelphia, PA 19103, (215) 988-1137.

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.31a-1, .31a-2]:

(a)	Columbia Management Advisors, LLC (formerly known as Banc of America Capital Management, LLC and successor by merger to Columbia Management Advisors, Inc.), 100 Federal Street, Boston, Massachusetts 02110, (800) 892-1127 (records relating to its functions as investment adviser, administrator and pricing and bookkeeping agent).

(b)	Columbia Funds Distributor, Inc., One Financial Center, Boston, MA 02111, (617) 772-3058 (records relating to its function as distributor).

(c)	Columbia Management Services, Inc. (formerly known as Columbia Funds Services, Inc.), One Financial Center, Boston, MA 02111, (617) 772-3480 (records relating to its function as transfer agent).

(d)	PFPC Inc., 4400 Computer Drive, Westboro, MA 01581-5108, (508) 871-8500 (records relating to its functions as sub-administrator and sub-pricing and bookkeeping agent).

(e)	State Street Bank & Trust Company, Two Avenue de Lafayette, LCC/4S, Boston, MA 02111, (617) 662-4100 (records relating to its function as custodian).

(f)	Drinker Biddle & Reath LLP, One Logan Square, 18th & Cherry Streets, Philadelphia, Pennsylvania 19103, (215) 988-2700 (fund’s Declaration of Trust, Code of Regulations and Minute Books).

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒        Open-end                                  ☐        Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated: Columbia Management Advisors, LLC (successor by merger to Columbia Management Advisors, Inc., which was successor by merger to Fleet Investment Advisors Inc.), 100 Federal Street, Boston, MA 02110.

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

(a)	Columbia Funds Distributor, Inc., One Financial Center, Boston, MA 02111 (7/01/02-11/23/05).

(b)	PFPC Distributors, Inc., 400 Bellevue Parkway, Wilmington, DE 19809 (1/2/01-7/21/02).

(c)	Provident Distributors, Inc., Four Falls Corporate Center, 6th Floor, West Conshohocken, PA 19428-2961 (12/1/99-1/1/01).

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

Depositor’s name(s) and address(es):

Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐  Yes        ☒  No

If Yes, for each UIT state: N/A

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes        ☐  No

If Yes, state the date on which the board vote took place: August 2, 2005

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes         ☐  No

If Yes, state the date on which the shareholder vote took place:

November 16, 2005

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒  Yes        ☐  No

(a)	If Yes, list the date(s) on which the fund made those distributions:

Distributions were made with respect to the Galaxy Government Money Market Fund, Galaxy Institutional Government Money Market Fund, Galaxy Institutional Treasury Money Market Fund, Galaxy Money Market Fund, Galaxy New York Municipal Money Market Fund, Galaxy Tax-Exempt Money Market Fund and Galaxy U.S. Treasury Money Market Fund on November 21, 2005. Distributions were made with respect to the Galaxy Institutional Money Market Fund, Galaxy Connecticut Municipal Money Market Fund and Galaxy Massachusetts Municipal Money Market Fund on November 23, 2005

(b)	Were the distributions made on the basis of net assets?

☒  Yes        ☐  No

(c)	Were the distributions made pro rata based on share ownership?

☒  Yes        ☐  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐  Yes        ☐  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐  Yes        ☐  No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒  Yes        ☐  No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐  Yes        ☒  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐  Yes        ☒  No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐  Yes        ☐  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐  Yes         ☒  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$240,000

(ii)	Accounting expenses:	$—

(iii)	Other expenses (list and identify separately):

	Proxy Service/Solicitation:	$115,914
	Proxy Printing/Mailing:	$233,487
	EDGAR Filing Fees:	$—
	Trustees’ Insurance:	$299,707
	Other:	$47,822

(iv)	Total expenses (sum of lines (i)-(iii) above):	$637,223

(b)	How were those expenses allocated? The expenses related to the reorganization of the fund’s Galaxy Institutional Money Market Fund, Galaxy Connecticut Municipal Money Market Fund, Galaxy Massachusetts Municipal Money Market Fund and Galaxy Institutional Government Money Market Fund portfolios (the “Shell Merger Funds”) were allocated to Columbia Management Advisors, LLC. Legal expenses related to the reorganization of the fund’s remaining portfolios (the “Operating Merger Funds”) were allocated equally among the Operating Merger Funds. Expenses related to proxy solicitation, printing and mailing were allocated among the Operating Merger Funds based on the number of open accounts. The remaining expenses were specifically allocated among the Operating Merger Funds based on the Operating Merger Fund that incurred such expenses.

(c)	Who paid those expenses? Columbia Management Advisors, LLC (“Columbia Advisors”), the fund’s investment adviser, paid all of the Merger expenses of the Shell Merger Funds. Columbia Advisors, in the form of an expense reimbursement to the Operating Merger Funds, bore all of the expenses incurred by the Operating Merger Funds in connection with the Merger.

(d)	How did the fund pay for unamortized expenses (if any)? There were no unamortized expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐  Yes        ☒  No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐  Yes        ☒  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐  Yes        ☒  No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26. (a)	State the name of the fund surviving the Merger: Columbia Funds Series Trust. The names of the surviving portfolios are as follows:

The Galaxy Fund Portfolio	Corresponding Columbia Funds Series Trust Portfolio
Galaxy Government Money Market Fund	Columbia Government Plus Reserves
Galaxy Institutional Government Money Market Fund	Columbia Government Plus Reserves
Galaxy Institutional Treasury Money Market Fund	Columbia Treasury Reserves
Galaxy Money Market Fund	Columbia Money Market Reserves
Galaxy New York Municipal Money Market Fund	Columbia New York Tax-Exempt Reserves
Galaxy Tax-Exempt Money Market Fund	Columbia Tax-Exempt Reserves
Galaxy U.S. Treasury Money Market Fund	Columbia Government Reserves
Galaxy Institutional Money Market Fund	Columbia Prime Reserves
Galaxy Connecticut Municipal Money Market Fund	Columbia Connecticut Municipal Reserves
Galaxy Massachusetts Municipal Money Market Fund	Columbia Massachusetts Municipal Reserves

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-09645 (Columbia Funds Series Trust).

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Galaxy Fund, File No. 811-06051, Definitive Proxy Statement Pursuant to Schedule 14A (filed October 11, 2005) with respect to the reorganization of the Galaxy Institutional Money Market Fund, Galaxy Connecticut Municipal Money Market Fund and Galaxy Massachusetts Municipal Money Market Fund; Columbia Funds Series Trust, File No. 333-127642, Form N-14 (filed August 17, 2005) with respect to the reorganization of the Galaxy Government Money Market Fund, Galaxy Institutional Government Money Market Fund, Galaxy Institutional Treasury Money Market Fund, Galaxy Money Market Fund, Galaxy New York Municipal Money Market Fund, Galaxy Tax-Exempt Money Market Fund and Galaxy U.S. Treasury Money Market Fund.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Galaxy Fund, (ii) he is the Executive Vice President of The Galaxy Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this amended Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

April 17, 2006	/s/ J. Kevin Connaughton
J. Kevin Connaughton
Treasurer